SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                         ---------------
                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)


                    Ohio Casualty Corporation
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                        (Name of Issuer)

                  Common Stock, $.125 par value
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                 (Title of Class of Securities)

                            677240103
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                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 31, 1999
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     (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / X /     Rule 13d-1(b)
     /   /     Rule 13d-1(c)
     /   /     Rule 13d-1(d)
                        Page 1 of 6 Pages

CUSIP NO. 677240103             13G             Page 2 of 6 Pages
Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     American Financial Group, Inc.             31-1544320
     Carl H. Lindner
     Carl H. Lindner III
     S. Craig Lindner
     Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio Corporation
     United States Citizens

5    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

6    SOLE VOTING POWER
     - - -

7     SHARED VOTING POWER
     - - -

8     SOLE DISPOSITIVE POWER
     - - -

9     SHARED DISPOSITIVE POWER
      6,000,000

10    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      6,000,000

11    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                [ ]

12   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.1%

13   TYPE OF REPORTING PERSON*
          CO
          IN

CUSIP NO. 677240103            13G             Page 3 of 6 Pages


Item 1(a).  Name of Issuer.

     Ohio Casualty Corporation

Item 1(b).  Address of Issuer's Principal Executive Office.

     136 North Third Street, Hamilton, Ohio  45025.

Item 2(a).  Name of Person Filing.

     American Financial Group, Inc.
     Carl H. Lindner
     Carl H. Lindner III
     S. Craig Lindner
     Keith E. Lindner

Item 2(b).  Address of Principal Business Office or, if None,
            Residence.

     One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c).  Citizenship.

     Ohio Corporation
     United States Citizens

Item 2(d).  Title of Class of Securities.

     Common Stock, $.125 par value

Item 2(e).  Cusip Number.

     677240103

Item 3.     This statement is filed pursuant to Rule 13d-1(b).

Item 4. Ownership.
(a)  Amount Beneficially Owned:                        6,000,000
(b)  Percentage of Class:                              9.1%
(c)  Number of shares as to which such person has:
     (i)        Sole power to vote or direct the vote: none
     (ii)  Shared power to vote or direct the vote:    none
     (iii) Sole power to dispose or direct the
              disposition of:                          none
     (iv)  Shared power to dispose or direct the
              disposition of:                          6,000,000

CUSIP NO. 677240103           13G             Page 4 of 6 Pages


     The   beneficial   ownership   above   represents   American
Financial's ownership of an Ohio Casualty Corporation Warrant expiring on 11/30/03 to purchase 6,000,000 shares of Ohio
Casualty Corporation Common Stock.

Item 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000   AMERICAN FINANCIAL GROUP, INC.

                            By:  James C. Kennedy
                            James C. Kennedy, Vice President
                                 Deputy General Counsel and
                                 Secretary

                            AMERICAN FINANCIAL CORPORATION

                            By:  James C. Kennedy
                            James C. Kennedy, Vice President,
                                 Deputy General Counsel and
                                 Secretary

                            Carl H. Lindner*
                            Carl H. Lindner

                            Carl H. Lindner III*
                            Carl H. Lindner III

                            S. Craig Lindner*
                            S. Craig Lindner

                            Keith E. Lindner*
                            Keith E. Lindner
James C. Kennedy
*By James C. Kennedy, Attorney-in-Fact

CUSIP NO. 677240103           13G             Page 5 of 6 Pages

                       POWERS OF ATTORNEY

      I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                              /s/ Carl H. Lindner
                              Carl H. Lindner

      I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                              /s/ Carl H. Lindner III
                              Carl H. Lindner III


      I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

                              /s/ S. Craig Lindner
                              S. Craig Lindner

CUSIP NO. 677240103           13G             Page 6 of 6 Pages



      I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) or 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.


                                /s/ Keith E. Lindner
                                Keith E. Lindner